MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

20 November 2003

03 NOV 25 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 205[redacted]

03037633

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20 November 2003, the Company filed with the London Stock Exchange an announcement regarding the completion of the sale of WCT.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Very truly yours,

pp Karen Coulthard

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

dlw 12/1

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-031120

20 November 2003

MyTravel completes sale of WCT

MyTravel Group plc announces the completion of the sale of WCT, which was approved by shareholders on 17 November 2003, for US$50 million (£29.9 million) in cash.

ENDS

Enquiries:

Brunswick 0207 404 5959
Fiona Antcliffe
Sophie Fitton